November 21, 2017

BY EDGAR AND COURIER

Mr. Tom Kluck

Legal Branch Chief

Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Colony NorthStar Credit Real Estate, Inc.

Draft Registration Statement on Form S-4

Submitted November 6, 2017

CIK No. 0001717547

Dear Mr. Kluck:

This letter is submitted on behalf of Colony NorthStar Credit Real Estate, Inc., a Maryland corporation (the “Company”), in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter dated November 17, 2017 (the “Comment Letter”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-4 submitted confidentially to the Commission on November 6, 2017 (the “DRS”). The Company has filed publicly the Registration Statement on Form S-4, with a file date of November 21, 2017 (“Registration Statement”), which includes changes in response to the Staff’s comments.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the reproductions of the Staff’s comments refer to the DRS. Page numbers in the responses refer to the Registration Statement. Terms used herein but not otherwise defined herein have the meanings given to them in the Registration Statement.

Risk Factors, page 57

1.	We note your response to comment 11 of our letter and your revised disclosure beginning on page 72, and we reissue the comment in part. Please add risk factor disclosure describing any material risks arising from the share ownership of CLNS and its affiliates. For example, we note that the stockholders agreement described on page 310 prohibits CLNS OP, for two years, from taking any action to change the composition of your board of directors in a manner that results in your board of directors being comprised of less than a majority of independent directors, but that following the termination of the stockholders agreement CLNS OP is not prohibited from taking such action.

Company’s Response:

In response to the Staff’s comment, the Company has revised its disclosure beginning on page 59 of the Registration Statement.

Stockholders’ interest in the Company will be diluted if the Company issues additional shares, which could reduce the overall value of stockholders’ investment, page 77

2.	We note your response to comment 5 of our letter and your revised disclosure in this section. Please advise us of any material risks relating to potential dilution in the expected pro forma book value and fair value of shares issued in this merger in the event that your potential IPO prices at a material discount to book value; also include any applicable risk factors.

Company’s Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 57 and 78 of the Registration Statement.

Summary

Company Contribution, page 25

3.	We note your response to comment 9 of our letter and your revised chart on page 27, which indicates that CLNS OP, former NorthStar I stockholders, and former NorthStar II stockholders will own 34.99%, 33.20%, and 31.80%, respectively, of the company immediately after the Combination and the Company Contribution. We further note your disclosure, on page 28 and elsewhere, indicating that CLNS and its affiliates will receive approximately 37%, NorthStar I stockholders will receive approximately 32% and NorthStar II stockholders will receive approximately 31% of the total consideration issued in the Combination on a fully diluted basis. Please revise your disclosure to explain why each merger party’s percentage of company ownership will differ from the percentage of merger consideration it will receive in the Combination, or advise us why this disclosure is not material.

Company’s Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the disclosure indicating that CLNS and its affiliates will receive approximately 37% of the total consideration issued in the Combination reflects the consideration CLNS and its affiliates will receive on a fully diluted basis. As part of the Combination, two affiliates of CLNS will make separate contributions as follows: (i) CLNS OP will contribute the CLNS OP Contributed Entities to the Company, and (ii) RED REIT, a subsidiary of CLNS OP, will contribute the RED REIT Contributed Entities to the Company OP. In consideration for the CLNS OP Contribution, CLNS OP will receive shares of Company class A common stock in the event of an initial public offering of the Company, or, in the event of a listing (without an initial public offering) of the Company class A common stock on a national securities exchange, shares of Company class B-3 common stock, which shares of Company common stock represent an ownership interest of 34.99% in the Company, and represent 34.16% of the total consideration issued in the Combination on a fully diluted basis. In consideration for the RED REIT Contribution, RED REIT will receive Company OP Units, which Company OP Units represent 2.37% of the total consideration issued in the Combination on a fully diluted basis. Therefore, collectively, CLNS and its affiliates will receive 36.53% of the total consideration issued in the Combination on a fully diluted basis. Given the affiliation between CLNS OP and RED REIT, the Company does not consider the distinction between the portion of the consideration that will be received by CLNS OP as compared to the portion of the consideration that will be received by RED REIT to be material to potential investors.

The Combination and Related Transactions

Background of the Combination, page 112

4.	We note your response to comment 12 and your revised disclosure. Please elaborate as to the reasons why the NSI board decided to pursue the merger instead of the other strategic alternatives to the extent discussed and not provided under “Reasons for the NorthStar I Merger and Recommendation of the NorthStar I Board of Directors.”

Company’s Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 117 of the Registration Statement.

5.	We note your response to comment 14 of our letter, and we reissue the comment. We are unable to concur with your conclusion that the valuation ranges prepared by the third-party independent valuation firm do not constitute a report, opinion or appraisal materially relating to the transaction within the meaning of Item 4(b) of Form S-4. Based on the disclosure in your prospectus, including under the headings “Background of the Combination,” “Opinion of the NorthStar I Special Committee’s Financial Advisor,” “Opinion of the NorthStar II Special Committee’s Financial Advisor,” and “Allocation of Consideration,” it appears that these materials were relied upon by the special committees and financial advisors of NorthStar I and NorthStar II in determining the initial relative contribution values of the assets to be contributed in the merger and the fairness of the merger consideration. Please include the information required by Item 1015(b) of Regulation M-A and file such report as an exhibit or advise us why including the disclosure or filing the report is not required. Please see Item 4(b) and Item 21(c) of Form S-4.

Company’s Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 116 and 175 of the Registration Statement and furnished as exhibits to the Registration Statement Exhibits 99.3 through 99.5.

Opinion of the NorthStar I Special Committee’s Financial Advisor

Selected Precedent Transactions Analyses, page 152

6.	We note your response to comment 16 of our letter and your revised disclosure in this section, and we reissue the comment in part. Please revise your disclosure to explain why a narrower range of latest reported quarter book value multiples was used in the calculation compared to the full set of low to high latest reported quarter book value multiples observed for the selected transactions. For example, if certain transactions were excluded from the data set used, please explain why.

Company’s Response:

In response to the Staff’s comment, the Company has revised its disclosure beginning on page 153 of the Registration Statement.

Dividend Discount Analyses, page 153

7.	We note your response to comment 17 of our letter and your revised disclosure in this section and on page 154 under the heading “Certain Additional Information,” including your statements regarding the use of a selected range of discount rates of 6.5% to 8.0%% “derived from a cost of equity calculation.” Please revise your disclosure to explain briefly the factors and assumptions that underlay the cost of equity calculation.

Company’s Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 154 and 155 of the Registration Statement.

Certain Additional Information, page 154

8.	We note your response to comment 19 of our letter, and we reissue the comment in part. Please revise to explain the basis for the use of a selected range of book value multiples of 0.90x to 1.15x. For example, if certain companies were excluded from the data set used, please explain why.

Company’s Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 155 of the Registration Statement.

Opinion of the NorthStar II Special Committee’s Financial Advisor, page 156

9.	We note your response to comment 21 of our letter. We further note your references to the Company’s projected NAV as of December 31, 2017 and the Company’s projected book value as of December 31, 2017, each derived from the Company Forecasts, in the last paragraph on page 162. Please provide us with your analysis regarding the materiality of these projections.

Company’s Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it considered the materiality of the Company’s projected NAV as of December 31, 2017 and the Company’s projected book value as of December 31, 2017, each derived from the Company Forecasts, in connection with its determination not to include disclosure of the projections and forecasts prepared by the Company or CLNS with respect to the Company on a pro forma basis giving effect to the Combination. The Company determined not to include such disclosure in the Registration Statement for several reasons, including (i) the projections and forecasts were already several months outdated at the time of the Company’s submission of the Registration Statement to the SEC, and forecasted information by its nature becomes subject to greater uncertainty as more time passes, (ii) projections and forecasts are by their nature speculative and involve known and unknown risks, uncertainties, unpredictability, assumptions and contingencies, many of which are beyond the control of CLNS and the Company, (iii) CLNS made a number of assumptions in developing such projections and forecasts, which assumptions are subjective, inherently uncertain, subject to change, may turn out to be factually incorrect and do not reflect revised prospects for the Company’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time such projections and forecasts were prepared, and (iv) as a result of the foregoing, the Company’s future financial results may vary materially from such projections and forecasts and the Company did not want potential investors to place undue reliance thereon. Based on the foregoing, the Company does not regard the projections and forecasts prepared by the Company or CLNS with respect to the Company on a pro forma basis giving effect to the Combination as material to potential investors. In addition, except with respect to the current references to such projections and forecasts in the Registration Statement, we have been advised that the Company Forecasts were not a material component of the NorthStar I special committee’s or the NorthStar II special committee’s analysis and consideration of the potential transaction.

Selected Public Companies Analysis, page 161

10.	We note your response to comment 22 of our letter and your revised disclosure on page 162. We further note that Moelis calculated indicative ranges of implied equity values for NorthStar II by applying a range of selected P/MFFO multiples to NorthStar II’s projected MFFO (as a proxy for core earnings) for 2018 as reflected in the NorthStar II Forecasts, and that Moelis calculated indicative ranges of implied equity values for the Company by applying a range of selected P/MFFO multiples to the Company’s projected MFFO (as a proxy for core earnings) for 2018 as reflected in the Company Forecasts. However, we note that the NorthStar I Standalone Projections disclosed on page 171 include projected 2018 FFO, not MFFO. Please revise to disclose projected MFFO or advise us why such disclosure is not material.

Company’s Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that, based on the NorthStar II Forecasts, there is no difference between MFFO and FFO as no adjustments from FFO to MFFO are projected in the NorthStar II Forecasts. Therefore, the Company does not consider disclosure of projected MFFO to be material to potential investors since the NorthStar II Standalone Projections include projected 2018 FFO, which is the same as projected 2018 MFFO.

Annex F-1

NorthStar Real Estate Income Trust, Inc.

Note 5. Investments in Unconsolidated Ventures, Page F-1-133

11.	We note your response to prior comment 31. Please provide us with your Rule 3-09 significance test calculations for each of your unconsolidated ventures. In your response please explain how you arrived at both the numerator and denominator in your calculations.

Company’s Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the significance test calculation in accordance with Rule 3-09 of Regulation S-X is included in Appendix A to this letter. For the income test calculation (Rule 1-02(w)(3) of Regulation S-X), the numerator is a subsidiary’s pro rata pre-tax income and the denominator is the Company’s pre-tax income adjusted for net income (loss) attributable to non-controlling interests of the Company. For the investment test calculation (Rule 1-02(w)(1) of Regulation S-X), the numerator is the total investment in the subsidiary and the denominator is the total assets of the Company.

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at 212-230-3306.

Sincerely,

By:	/s/ Ronald M. Sanders
Ronald M. Sanders, Esq.

cc:	David W. Bonser, Hogan Lovells US LLP

Stacey P. McEvoy, Hogan Lovells US LLP

APPENDIX A

NorthStar Real Estate Income Trust, Inc.

Test of Significant Subsidiaries (Rule 3-09 of Regulation S-X)

December 31, 2016

(Dollars in Thousands)

	PE I - I	PE I - IA	PE I - IB	PE I - II	PE I - IIA	PE I - IV	PE I - V	PE IIA - I	PE IIA - IA	PE IIA - IB	PE IIB - II	PE IIB - IIA	PE III	Other (1)
Income Test
Year Ended 2016
Pre-tax income - Subsidiary pro rata	$1,316	$1,285	$1,159	$1,295	$1,502	$2,752	$132	$1,986	$3,509	$1,927	$3,124	$2,378	$1,771	$827
Net Income (Loss)	$32,207	$32,207	$32,207	$32,207	$32,207	$32,207	$32,207	$32,207	$32,207	$32,207	$32,207	$32,207	$32,207	$32,207
Income tax (benefit) expense	2,967	2,967	2,967	2,967	2,967	2,967	2,967	2,967	2,967	2,967	2,967	2,967	2,967	2,967
Net (income) loss attributable to non-controlling interests	(255)	(255)	(255)	(255)	(255)	(255)	(255)	(255)	(255)	(255)	(255)	(255)	(255)	(255)

Pre-tax income - Registrant	$34,919	$34,919	$34,919	$34,919	$34,919	$34,919	$34,919	$34,919	$34,919	$34,919	$34,919	$34,919	$34,919	$34,919

As a % of Registrant	3.8%	3.7%	3.3%	3.7%	4.3%	7.9%	0.4%	5.7%	10.0%	5.5%	8.9%	6.8%	5.1%	2.4%
Investment Test - as of December 31, 2016
Total Investment in Subsidiary	$7,371	$7,197	$6,493	$2,132	$2,473	$5,863	$126	$6,251	$11,045	$6,064	$10,976	$8,353	$16,235	$—
Total Assets Registrant	$1,768,480	$1,768,480	$1,768,480	$1,768,480	$1,768,480	$1,768,480	$1,768,480	$1,768,480	$1,768,480	$1,768,480	$1,768,480	$1,768,480	$1,768,480	$1,768,480

As a % of Registrant	0.4%	0.4%	0.4%	0.1%	0.1%	0.3%	0.0%	0.4%	0.6%	0.3%	0.6%	0.5%	0.9%	0.0%

(1)	In January 2016, the Company’s participation in the unconsolidated joint venture was sold at par value of $59.8 million.